Mail Stop 7010
						July 18, 2005


via U.S. mail and Facsimile

Francis J. Petro
President and Chief Executive Officer
Haynes International, Inc.
1020 West Park Avenue
Kokomo, Indiana 46904-9013


Re:	Haynes International, Inc.
	Form S-1/A filed July 7, 2005
	File No. 333-124977

Dear Mr. Petro:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1/A filed July 7, 2005

Prospectus Cover Page

1. We note that the selling stockholders may sell their stock "at prices they may determine at the time of sale" and your response to prior comment 36. Please specify the price or range of prices at which the selling stockholders will offer the shares registered in this offering. It is the Division`s position that when there is no existing market for the securities, stating that selling stockholders will sell at prevailing market prices, fixed prices, negotiated prices, or at fixed prices that may be changed does not satisfy the requirements of Schedule A Item 16 and Item 501(b)(3) of Regulation
S-K. Please note that you may include language specifying that the price range will apply until your shares begin trading on an exchange or market or you may file a post-effective amendment to switch to a market price when your shares begin trading on an exchange or market.
Once you have established the price or range of prices for the sale of common stock by the selling stockholders, you should respond to the third bullet of comment 36 in our letter dated June 10, 2005 accordingly.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 22
Liquidity and Capital Resources, page 34

2. We note your response to comment 15 in our letter dated June
10,
2005 along with your revised disclosures. Specifically, we note that you intend to fund the remaining approximately $7.4 million of capital expenditures through cash generated by operations in some part. We also note that you have not generated positive cash flows from operations in the past two years or during the most recent six-month period ended March 31, 2005. As such, it is unclear to us how you intend to fund the remainder of your capital expenditures in some part from cash flows from operations, especially in light of your statement on page 45 that you experienced liquidity shortages that resulted in your inability to make equipment upgrades. In addition, please expand your Future Sources and Uses of Liquidity section beginning on page 35 to include a discussion and analysis of how you intend to fund working capital. Your discussion should provide investors with sufficient information how your sources of cash will be sufficient to fund your capital expenditures and working capital needs for the next twelve months.

Critical Accounting Policies and Estimates, page 38

3. We note your response to the third bullet of comment 17 in our letter dated June 10, 2005. Since you have never performed an impairment test due to the timing of your annual impairment test and the date the goodwill balance was recorded, please make this fact clear in your disclosure by revising your disclosure to state that you will review goodwill for impairment as of August 31, 2005, your first annual impairment testing date, and that no events or circumstances that would indicate the carrying amount of goodwill may be impaired occurred from the date goodwill was recorded, August 31,
2004, through the current period.



Selling Stockholders, page 72

4. We note your response to prior comment 24. Please revise your disclosures in this section, and elsewhere as appropriate, to state how JANA Partners LLC acquired its shares given that it did not acquire its shares directly as result of the reorganization and pursuant to the registration rights agreement, but indirectly from an entity that was a party to the registration rights agreement. Include a discussion of the exemption relied upon for the sale of the shares to JANA Partners LLC and the facts that support reliance upon the exemption.

Haynes International financial statements for the fiscal year ended
September 30, 2004
Note 1  Background and Organization, page F-8
Fresh Start Reporting, page F-10

5. We note your response to comment 29 in our letter dated June
10,
2005 along with your revised disclosures. Please revise your disclosures regarding the valuation to determine your reorganization value to state the period the valuation was performed. With regards to your valuation of your common stock in conjunction with the stock option grants on August 31, 2004, please revise your disclosure in note 14 to state the significant changes in the financial information used to estimate the fair value of your common stock as of August 31,
2004 versus March 2004 when the reorganization value was estimated.

Note 12  Environmental and Legal, page F-35

6. We note your response to comment 34 in our letter dated June
10,
2005. SAB Topic 5:Y indicates that product liabilities are typically of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of these liabilities are necessary to prevent the financial statements from omitting important information and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant`s financial condition, results of operations, or liquidity, especially since one of your five lawsuits is a class action lawsuit. As such, please revise your disclosure in your annual and interim financial statements to provide the following information regarding your welding-related products contingent liability, at a minimum:
* Clarify whether your insurance coverage limit of $25,000 is per case or per claimant.
* State the number of total claimants for each of the outstanding lawsuits, including the corresponding damages alleged.
* Confirm to us that you have recorded your probable and estimated loss in accordance with SFAS 5 on a gross basis and recorded any gain contingency in accordance with SFAS 5 separately. Please tell us the amount of gross liability and receivable recorded. If material, disclose the gross liability for these five lawsuits, including the timeframe over which the accrued or presently unrecognized amounts may be paid out.
* State the amount or range of reasonably possible loss or state that such an estimate cannot be made, as required by paragraph 10 of SFAS
5 and Question 2 of SAB Topic 5:Y.
* State the material components of the accruals and the significant assumptions underlying the estimates, including the circumstances that may affect the reliability and precision of loss estimates.
* Disclose the nature and terms of your insurance coverage, including any uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers.
* Address the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency.

Exhibit 5.1 - Legality Opinion

7. Please confirm to us that you concur with our understanding that your reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, me at (202) 551-3767 with any other questions.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Stephen J. Hackman, Esq.
	Ice Miller
	One American Square, Box 82001
	Indianapolis, Indiana 46282-0002
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Francis J. Petro
Haynes International, Inc.
July 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE